Exhibit 1.01
Danaher Corporation
Conflict Minerals Report
For the reporting period from January 1, 2020 to December 31, 2020

This Conflict Minerals Report (the “Report”) of Danaher Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Description of the Company’s Products Covered by this Report
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2020. These products, which are referred to in this Report collectively as the “Covered Products,” consist of professional, medical, industrial and commercial products serving the life sciences, diagnostics, product identification and water quality businesses.

Reasonable Country of Origin Inquiry
The Company has conducted a reasonable country of origin inquiry, or RCOI, regarding the Conflict Minerals. This inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals; the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and other refiners (“smelters”) of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has structured its RCOI and due diligence processes to ultimately identify the applicable smelters of Conflict Minerals in the Company’s supply chain. Due to the overlap between the Company’s supplier/smelter RCOI and supplier/smelter due diligence processes, the supplier/smelter RCOI processes are summarized in the due diligence section of this Report.
    Given the large number of suppliers in our supply chain, it is not practicable for us to survey all our suppliers. Instead, we sent over 700 surveys to direct material suppliers, representing approximately 80% of the Company’s direct material supplier spend in 2020 (the “Suppliers”).
Based on the RCOI, the Company has reason to believe that certain of its necessary Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

Due Diligence
The Company designed its due diligence process to conform in all material respects with the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements as applicable for downstream companies (the “OECD Guidance”). In accordance with the OECD Guidance five-step framework, we undertook the following due diligence measures.
The Company established strong management systems according to Step 1 of the OECD Guidance. The Company’s systems included the following:
•Step 1A: Policy. The Company has adopted a policy related to the Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The policy states the Company’s commitment to sourcing components and materials from companies that share its values regarding respect for human rights, integrity and environmental responsibility and complying with the OECD Guidance and Section 1502 of the Dodd-Frank Act. The policy also states that suppliers to the Company are, with respect to smelters in the Company’s supply chain that source from the Covered Countries, required to commit to sourcing only from smelters that have obtained a “conflict-free” designation from an independent, third-party auditor. Under the policy, each Company supplier is required to provide completed Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”) declarations. This policy is available at www.danaher.com under the heading “Investors” and “Corporate Governance.”
•Step 1B: Internal Management Structure. The Company has implemented an internal management structure to execute the RCOI and due diligence process. The structure consists of a member of Company senior management with overall responsibility for the RCOI and the due diligence process; a member of the Company’s corporate procurement department with dedicated responsibility for the design and execution of the RCOI and due diligence process; and an appointed employee at each of the Company’s operating companies with responsibility for discharging the operating company’s responsibilities in connection with the RCOI and due diligence process.
•Step 1C: Design of Supplier Engagement Process. The Company implemented a process to collect required supplier and smelter RCOI and due diligence data. Details on the supply chain data gathering are included in the due diligence section of this Report.
•Step 1D: Strengthen Company Engagement with Suppliers. The Company directly engaged the Suppliers as further discussed below.
•Step 1E: Grievance Mechanism. We have a Company-level Helpline that provides a mechanism to report violations of our policies or other concerns.
The Company designed its supplier due diligence process to identify the smelters in the Company’s supply chain in accordance with Step 2A of the OECD Guidance. The Company’s supplier due diligence process included the following:
•The Company contacted each Supplier and requested the name and contact details for the person responsible for the Supplier’s Conflict Minerals compliance.
•The Company emailed to each such Supplier contact a copy of the Company Policy and a link to the Template and requested that such Supplier return to the Company a completed Template with respect to all components and materials that such Supplier provides to the Company.
•As necessary, the Company educated Suppliers regarding the reasons for requesting the Conflict Minerals data and answered Supplier questions relating thereto.
•The Company followed up with the Suppliers that did not respond to the Company’s initial outreach, and also followed up with Suppliers who submitted data that appeared to be incomplete or incorrect.
•The Company amalgamated the Supplier-provided smelters into a single list of unique smelters.
Some of the Suppliers were unable to identify the smelters or countries of origin in their supply chain, some Suppliers responded by providing information related to all of the items the Supplier produces without identifying smelters specific to the items purchased by the Company, and some Suppliers included names of smelters that we believe may have been misidentified as smelters or that are not operational. The responses provided by the Suppliers resulted in the identification of 325 unique smelters. The Company determined that 43 of these smelters source, or there is reason to believe that they source, from the Covered Countries; the Company did not audit these smelters, but instead relied on the RMI’s Responsible Minerals Assurance Process (“RMAP”), and if the smelter has not been audited and recognized as conflict free by the RMAP, the Company conducted risk mitigation on the smelter according to Step 3B of the OECD Guidance.
Due to the lack of detail provided by the Suppliers, the Company was unable to confirm that the necessary Conflict Minerals in its products were processed by any particular smelter or smelters and is, therefore, unable to identify the processing facilities, country of origin or mine or location of origin of such Conflict Minerals.

Annual Report on Supply Chain Due Diligence
In accordance with Section 5 of the OECD Guidance, this Conflict Minerals Report has been filed with the U.S. Securities and Exchange Commission. The Conflict Minerals Report is also available at www.danaher.com (under the heading “Investors” and “Corporate Governance”).

Risk Mitigation and Due Diligence Improvement
The Company expects to take the following steps to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries:
•continuing to seek to include in new supplier contracts a commitment by the supplier to take steps necessary to (a) enable the Company to comply with the Rule, and (b) with respect to smelters in Danaher’s supply chain that source from the Covered Countries, source only from smelters that have obtained a “conflict-free” designation from an independent, third-party auditor; and
•continuing to engage with suppliers to improve the accuracy and completeness of the information provided to the Company about the Company’s supply chain.

Cautionary Statement About Forward-Looking Statements
Certain statements included in this report are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Forward-looking statements are not guarantees of future outcomes; actual outcomes may differ materially from the outcomes contemplated by our forward-looking statements, and you should not place undue reliance on any such forward-looking statements. Information regarding the factors that may cause actual outcomes to differ materially from these forward-looking statements is available in our SEC filings, including our 2020 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the first quarter of 2021. These forward-looking statements speak only as of the date of this report and except as required by applicable law the Company does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.